
10031964


AUG 3 0 2010

SECURI[illegible] MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-17349

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PRUDENTIAL-AMERICAN SECURITIES, INC.**

OFFICIAL USE ONLY
6369
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 East Green Street
(No. and Street)

Pasadena	**California**	**91106**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stein & Company, CPA's **818-649-8350**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stein & Company, CPA's
(Name - *if individual, state last, first, middle name*)

655 N. Central Ave. 17th Floor	**Glendale**	**California**	**91203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Batatian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential-American Securities, Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



JENIFER WIBISONO
COMM.# 1740521
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. APR. 21, 2011



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (;) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRUDENTIAL-AMERICAN SECURITIES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2010

Stein & Company
Certified Public Accountants

Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants
655 N. Central Ave. 17th Floor
Glendale, CA 91203

Member of the California Society of Certified Public Accountants
Phone: (818) 649-8350
Cell: (818) 634-2276

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Prudential-American Securities, Inc.
Pasadena, California

We have audited the accompanying balance sheet of Prudential-American Securities, Inc. as of June 30, 2010 and the related statements of income, stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prudential-American Securities, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 8 and 9 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Glendale, California
August 6, 2010

PRUDENTIAL-AMERICAN SECURITIES, INC.
BALANCE SHEET
JUNE 30, 2010

ASSETS

Current assets:		
Cash	$	243,100
Commissions receivable		15,635
Prepaid expenses and other current assets		2,397
Total current assets		261,132
Net property and equipment		-
Total assets	$	261,132

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued payroll	$	19,246
Commissions payable to officers		15,000
Accrued expenses		9,907
Total current liabilities		44,153
Stockholders' equity		
Common stock		4,050
Additional paid-in capital		69,324
Accumulated deficit		143,605
Total stockholders' equity		216,979
Total liabilities and stockholders' equity	$	261,132

See accompanying notes and independent auditors' report.

PRUDENTIAL-AMERICAN SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2010

Revenues:	
Commission income	$ 433,867
Interest and dividends	366
Total revenues	434,233
Expenses:	
Office salaries	159,332
Officer salaries	87,500
Insurance	30,655
Rent	48,000
Office expenses	8,083
Postage	2,033
Payroll taxes	20,089
Telephone and utilities	17,317
Taxes, licenses and regulatory fees	7,759
Advertising and promotion	4,401
Bank charges	2,542
Legal and professional fees	7,910
Commissions	9,687
Other operating expenses	40,093
Total operating expenses	445,401
Loss from operations	(11,168)
Income taxes	800
Net loss	$ (11,968)

See accompanying notes and independent auditors' report.

PRUDENTIAL-AMERICAN SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2010

	Common Stock 200,000 shares authorized; Outstanding shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, July 1, 2009	8,100	$ 4,050	$ 69,324	$ 155,573	$ 228,947
Net loss for the year ended June 30, 2010				(11,968)	(11,968)
Balance, June 30, 2010	8,100	$ 4,050	$ 69,324	$ 143,605	$ 216,979

See accompanying notes and independent auditors' report.

PRUDENTIAL-AMERICAN SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED JUNE 30, 2010

Cash flows provided by (used for) operating activities:		
Net loss		$ (11,968)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:		
(Increase) decrease in assets:		
Receivables from brokers and dealers	(2,275)	
Prepaid expenses and other current assets	100	
Increase (decrease) in liabilities:		
Accounts payable	(1,259)	
Accrued commissions to officers	15,000	
Accrued payroll	(15,770)	
Accrued expenses	3,307	
Net cash used for operating activities		(897)
Decrease in cash		(12,865)
Cash-beginning of year		255,965
Cash-end of year		$ 243,100

See accompanying notes and independent auditors' report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Activity

Prudential-American Securities, Inc. (the Company) provides investment advisory services for its clients. The Company is a registered broker-dealer as a member of FINRA (Financial Industry Regulatory Authority). All investments are maintained a brokerage company and the Company does not own any of the funds it invests on behalf of its clients. The Company receives its revenues in the form of commissions from the brokerage house. Most of the Company's clients are located in the Southern California area.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Basis of Accounting

The company maintains its accounting records on the accrual basis of accounting. Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date.

Income Taxes

Deferred income taxes are recognized using the asset and liability method by applying income tax rates to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for income tax rate changes. There are no significant timing differences and there are no deferred taxes.

PRUDENTIAL AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010
(continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall by the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2009, the Company had net capital of $214,582 which exceeded its requirement by $114,582.

A computation of reserve requirements and information relating to possession and control are not applicable to Prudential-American Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (II).

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office Furniture, fixtures and equipment	$ 31,726
Less: accumulated depreciation	(31,726)
	$ -

3. RELATED PARTY TRANSACTION

The Company leases its office space from the stockholder on a month-to-month basis. Total rent expense for the year was $48,000, all of which was paid to the stockholder.

4. SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year ended June 30, 2010 for income taxes amounted to $800.

PRUDENTIAL-AMERICAN SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15C3-1
YEAR ENDED JUNE 30, 2010

CREDITS		
Shareholders' equity		216,979
DEBITS		
Non allowable assets:		
Prepaid expenses and other current assets	$ 2,397	
TOTAL DEBITS		2,397
NET CAPITAL		$ 214,582
6-2/3% of aggregate indebtedness in the amount of $42,875 or $100,000, whichever is greater		$ 100,000
EXCESS NET CAPITAL		$ 114,582
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		44,153
TOTAL AGGREGATE INDEBTEDNESS		$ 44,153
Ratio of Aggregate Indebtedness to Net Capital		4.86:1.0

See accompanying notes and independent auditors' report.

PRUDENTIAL-AMERICAN SECURITIES, INC.
RECONCILATION OF NET CAPITAL
YEAR ENDED JUNE 30, 2010

Net capital per FOCUS report, part II	$ 214,582
Audit adjustments	0
Net Capital	$ 214,582

See accompanying notes and independent auditors' report.

SIPC-7

(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(32-REV 6/10)

For the fiscal year ended June 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017349 FINRA JUN
PRUDENTIAL AMERICAN SECURITIES INC
921 E GREEN ST
PASADENA CA 91106-2906

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1086

B. Less payment made with SIPC-6 filed (exclude interest) (515)

1/22/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 571

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 571

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Prudential-American Securities
(Name of Corporation, Partnership or other organization)

Mark M. [illegible]
(Authorized Signature)

President
(Title)

Dated the 23 day of August, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 434232

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $______

2e. General Assessment @ .0025 $ 1086

(to page 1 but not less than $150 minimum)

DESIGNATION OF ACCOUNTANT
Sec Rule 17a-5(f)(2)

(i) **Broker/Dealer**

Firm Name: Prudential-American Securities, Inc.

Address: 921 E. Green Street

Pasadena, CA 91106

Telephone Number: 626-795-5831

SEC Registration Number: 8-17349

CRD Registration Number: 6369

(ii) **Accounting Firm:**

Name: Stein & Company

Address: 655 N. Central Ave., 17th Floor, Glendale CA 91203

Telephone: 818-649-8350

Accountant' Registration Number: ____________

(iii) **Audit date covered by the Agreement:**

Month: June **Day:** 30 **Year:** 2010

The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

☐ is for the annual audit only for the fiscal year ending

☒ is of a continuing nature providing for successive annual audits

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the law of his place or residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place and residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in 17a-5(f)(1), NASD Regulation may deem the audit of the broker-dealer to no have been filed.

(By Firm's FINOP or President)

Signature: Mark A. Batatian

Name: Mark Batatian

Title: President

Date: June 30, 2010

Stein & Company
Certified Public Accountants

Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants
655 N. Central Ave. 17th Floor
Glendale, CA 91203

Member of the California Society of Certified Public Accountants
Phone: (818) 649-8350
Cell: (818) 634-2276

Board of Directors
Prudential-American Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Prudential-American Securities, Inc. for the year ended June 30, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Prudential-American Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Prudential-American Securities, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of federal reserve regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties or anyone else not familiar with the adequacy of such procedures herein.



Glendale, California
August 6, 2010